FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of  September 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F. X    Form 40-F
                                      ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No X
                                   ---        ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------------------.

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


CEZ executed agreement on the sale of 34% CEPS business interest to the state today



Today, the energy company CEZ entered into an agreement with the Czech Ministry of Finance on the sale of 34 % of the business interest in CEPS (the transmission network operator).

The concluded agreement is in line with the Czech government's decision dated July 28, 2004. The price was fixed based upon an expert appraisal and will be redeemed in five installments, the last one being due in 2009, whereas almost half of the price will be paid by 2006.


CEZ was required to sell off its interest in CEPS due to the anti-monopoly office's decision from March 18, 2003.

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                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.

                                           ------------------------
                                                (Registrant)

Date September 3, 2004


                                          By:     /s/ Libuse Latalova
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                                                  Libuse Latalova
                                            Head of Finance Administration